Exhibit 23.4

We hereby consent to being named in the Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-295618) (the “Registration Statement”) of Blue Gold Limited.

In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, as we have not prepared or certified any part of the registration statement neither have we prepared or certified a report or valuation for use in connection with the Registration Statement.

We thank you.

Kindest regards,

KIMATHI AND PARTNERS, Corporate Attorneys

By:	/s/ Kimathi Kuenyehia
	Name:	Kimathi Kuenyehia
	Title:	Managing Partner

October 21, 2026